AMENDED AND RESTATED SCHEDULE A

dated January 27, 2023

to the

SUB-ADVISORY AGREEMENT

dated January 8, 2021, between

BROOKMONT CAPITAL MANAGEMENT

and

FIRST FOUNDATION ADVISORS

The Adviser shall pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund as may be allocated by the Adviser to the Sub-Adviser from time to time in accordance with the following fee schedule:

Fund	Rate
Fixed Income Fund	0.15%
Total Return Fund	0.30%

ACKNOWLEDGED AND ACCEPTED BY:

BROOKMONT CAPITAL MANAGEMENT

By:	/s/ Ethan Powell
Name:	Ethan Powell
Title:	Principal and CIO

FIRST FOUNDATION ADVISORS

By:	/s/ John A. Hakopian
Name:	John A. Hakopian
Title:	President, First Foundation Advisors